THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

RECEIVED
2007 DEC 18 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 7, 2007

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

07028696

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS THIRD QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings – President & CEO
2. Certification of Interim Filings – CFO
3. Third Quarter Interim Financial Statements
4. Interim MD&A – Third Quarter
5. News Release – Third Quarter

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

If you require further information, please feel free to contact me. Thanks.

Yours truly,

for M. Nodkes

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

ENTERPRISING SINCE 1668

dlw 12/19

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended October 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 6, 2007

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, LÉO P. CHARRIÈRE, Executive Vice-President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended October 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filing are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: December 6, 2007

"Léo P. Charrière"

Léo P. Charrière
Executive Vice-President & Chief Financial Officer

2007 THIRD QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports third quarter earnings to October 31, 2007 of $18.5 million, an increase of 24.6% over last year's third quarter earnings of $14.8 million. Diluted earnings per unit improved to $0.39 compared to $0.31 last year. The quarter had 92 days of operations compared to 91 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end.

Sales increased 8.3% to $255.7 million compared to the third quarter last year. On an equivalent 13-week basis, sales increased 7.2% and were up 4.7% on a same store basis excluding the foreign exchange impact of a stronger Canadian dollar. Strong food sales growth across all of our banners was the leading factor contributing to the sales increase in the quarter.

The Trustees have approved a quarterly distribution of $0.27 per unit to unitholders of record on December 31, 2007.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Third quarter consolidated sales increased 8.3% to $255.7 million compared to $236.1 million in 2006 and were up 10.2% excluding the foreign exchange impact of a stronger Canadian dollar. The quarter had 92 days of operations compared to 91 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end. On an equivalent 13-week basis, sales increased 7.2% and were up 4.7% on a same store basis excluding the foreign exchange impact. Food sales increased 7.5% and were up 5.4% on a same store basis excluding the foreign exchange impact. General merchandise sales improved by 10.7% as a result of new stores in Canada and strong sales growth in Alaska and were up 2.6% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 8.4% to $228.3 million and increased 11 basis points as a percentage to sales compared to the third quarter of 2006. On an equivalent 13-week basis, expenses increased approximately 7.4% with new and non-comparable store expenses accounting for approximately 69% of the increase. Higher costs related to recruitment and retention of store employees in Canada, energy related cost pressures in our remote U.S. and Canadian stores and higher debt loss in our Canadian operations contributed to continued pressures on the expense side of our business.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA)

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

increased 7.2% to $27.5 million compared to $25.6 million in the third quarter last year. On an equivalent 13-week basis, trading profit increased 5.2% to $26.9 million and was 10.6% as a percentage of sales compared to 10.8% in the third quarter last year. Continued sales growth combined with gross profit rate improvements in our U.S. stores contributed to the trading profit dollar gain, offsetting higher expenses in the quarter. Income taxes decreased 75.1% to $663,000 due to lower income taxes in the Canadian operations resulting from the completion of the reorganization in the second quarter. The reorganization changes the flow of earnings from the limited partnership to the Fund such that the majority of the Canadian operations pre-tax earnings now flow to the Fund.

Net earnings increased $3.6 million or 24.6% to $18.5 million. Diluted earnings per unit improved to $0.39 compared to $0.31 last year.

Year-to-Date

Year-to-date sales increased 9.4% to $746.5 million compared to last year and were up 10.3% excluding the foreign exchange impact of a stronger Canadian dollar. There are 273 days of operations year-to-date in 2007 and in 2006. Same store sales increased 5.2% and were up 6.0% excluding the foreign exchange impact. Food sales increased 9.3% and were up 7.0% on a same store basis excluding the foreign exchange with all banners contributing to the sales gains. General merchandise sales were up 9.8% as a result of new stores in Canada and Alaska and were up 3.2% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 9.7% to $671.4 million and increased 24 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 55% of the increase.

Trading profit increased 6.9% to $75.0 million compared to $70.2 million last year and was 10.1% as a percentage to sales compared to 10.3% as a percentage to sales last year. Sales growth across all banners and gross profit gain in our U.S. stores were the leading factors contributing to the increase in trading profit dollars offsetting slightly lower gross profit rates in Canada and higher operating expenses. Income taxes decreased 24.8% to $6.3 million and decreased as a percentage of net earnings before tax to 12.6% compared to 18.4% last year as a result of the implementation of the limited partnership structure and completion of our reorganization. Net earnings increased 18.1% to $44.1 million from $37.4 million last year. Diluted earnings per unit improved to $0.92 compared to $0.78 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from Alaska by $0.01 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 11.0% to $211.9 million compared to $190.9 million last year. On an equivalent 13-week basis, sales increased 9.8% and were up 4.2% on a same store basis.

Food sales increased 10.9% in the quarter compared to last year and were up 5.3% on a same store basis. Food sales slowed with lower inflation and increased discount food competition facing our stores in urban markets and less remote locations. Beverages, snack foods, food service and tobacco generated the largest sales gains due to new items. General merchandise sales were up 12.3% over last year as a result of new stores but were up only 1.1% on a same store basis. The same store performance was a disappointment and reflected weak back to school sales which continued into the fall with unseasonably warm weather conditions. Overall our back to school program was not as compelling as it should have been in apparel, supplies and high growth categories like personal electronics. Deflationary pricing on merchandise purchased in U.S. dollars moderated sales growth in select food and general merchandise categories. This was offset by inflation in northern Canada at approximately 3%. New store opening costs and the underperformance of stores opened during the year was also a drag on performance.

Sales growth drove a 9.4% increase in gross profit dollars, net of a 45 basis points drop in gross profit rate compared to the third quarter last year. Targeted, market-driven price reductions in staple food categories, including dairy and bread continued to impact the gross profit rate in the quarter. Operating expense dollars increased 11.2% and were up five basis points as a percentage to sales compared to the third quarter last year. Higher employee recruitment, training and retention costs for store employees, continued energy related cost pressures in remote markets and higher debt loss were the leading factors contributing to the increase in expenses. Canadian trading profit increased 6.9% to $22.5 million or 10.6% of sales. On an equivalent 13-week basis, trading profit increased 5.0% and as a rate to sales was 10.5% compared to 11.0% in the third quarter last year.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 6.4% to $42.9 million compared to $40.3 million last year. On an equivalent 13-week basis, sales increased 5.2% and were up 7.4% on a same store basis. Strong retail food and general merchandise sales offset lower sales at AC's wholesale division Frontier Expeditors (FE).

Food sales including FE increased 4.9% compared to the third quarter last year and were up 5.9% on a same store basis. Sales gains were achieved in most categories with beverages, chilled foods and non-food grocery categories contributing the largest gains. General merchandise sales including FE were up 8.9% compared to last year and were up 14.6% on a same store basis as AC's retail stores benefited from higher Permanent Fund Dividend (PFD) paid by direct deposit to Alaska residents during the month of October. Alaska residents receiving their PFD by cheque are a larger percentage of AC's market and they are receiving their payments during the fourth quarter. FE's sales decline was largely due to the termination of an unprofitable electronics distributorship arrangement.

AC's gross profit dollars were up 9.2% as a result of sales gains and food gross profit rate improvements arising from a change in food distributors. Operating expense dollars increased 4.4% compared to the third quarter last year but decreased 48 basis points as a percentage to sales. Higher staff and energy costs were the leading factors contributing to the increase in operating expenses in the quarter. Trading profit increased 17.4% to $4.8 million. On an equivalent 13-week basis, trading profit dollars increased 14.9% and as a percentage of sales were 11.1% compared to 10.1% in the third quarter last year.

FINANCIAL CONDITION

Financial Ratios
The Fund's debt-to-equity ratio at the end of the quarter was .50:1 compared to .46:1 last year. The debt-to-equity at January 31, 2007 was .43:1.

Working capital decreased $30.5 million compared to last year as bank advances and short-term notes increased due to the $20.2 million principal repayment on long-term debt made June 15, 2007 and additional funds drawn for inventory purchases and capital expenditures. The increase in cash is due to higher cash balances to support financial services and higher cash balances in Alaska. The increase in inventory is due to new stores in Canada, additional inventory purchases for stores that receive their merchandise by sealift, the build up of transportation, home furnishings and electronics inventory to meet the expected demands resulting from the increase in the PFD in Alaska and the anticipated Indian Residential School Settlement Act (IRSSA) payments in Canada and the opening of a new third party managed distribution centre in Calgary, Alberta in the second quarter. The PFD and IRSSA driven inventory increases are temporary or seasonal in nature. The Calgary food distribution centre is expected to result in lower food inventory levels in our Winnipeg distribution centre, beginning in spring 2008. Accounts payable and accrued liabilities increased from the prior year due to additional inventory purchases.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,659,000 compared to 47,640,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,412,000 compared to 48,395,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $14.6 million from $16.2 million last year. The decrease in cash flows from operating activities is mainly due to the change in non-cash working capital largely resulting from an increase in inventories in the quarter compared to last year. Cash flow from operations[1] increased $3.8 million to $24.5 million due primarily to higher net earnings.

Cash used for investing activities in the quarter increased to $15.1 million from $8.2 million last year due to new stores opened in Canada and major renovation activity in existing stores.

Cash used for financing activities in the quarter was $2.3 million compared to $6.9 million last year. The Fund paid distributions of $13.1 million or $0.27 per unit an increase of 22.7% compared to $10.6 million or $0.22 per unit last year. Cash provided by bank advances and short-term notes in the quarter increased to $10.6 million from $4.5 million last year primarily due to the increase in inventories and higher capital expenditures. The Canadian operation has available operating loan facilities of $130 million and the Alaskan operation has available operating loan facilities of US$15 million. At October 31, 2007, the Company had drawn $72.4 million on these facilities. The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At October 31, 2007, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Capital expenditures for 2007, excluding the pending acquisition of Cost-U-Less, Inc. described in greater detail below, are expected to be in the range of $39 million to $43 million reflecting the planned opening of 10 new stores in Canada and Alaska, four new gas bars, pharmacy openings and major renovation activity in six stores. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- On August 27, 2007 the Company announced that it has entered into a definitive agreement to purchase all of the issued and outstanding shares of Cost-U-Less, Inc. (Nasdaq: CULS), a leading operator of mid-size warehouse format stores in remote island communities in Hawaii, the South Pacific and the Caribbean for US$52.2 million or US$11.75 per share in cash. Initially the acquisition will be financed through a combination of cash on hand and funds available on existing credit facilities. The acquisition of Cost-U-Less, Inc. is a strong strategic fit with the Company's positioning as a leading retailer in remote markets and is expected to leverage both the Company's and CUL's specialized capabilities in merchandising and supply chain management.

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

The following table shows audited summary financial information for Cost-U-Less, Inc. for the fiscal year ending December 31, 2006:

(US $ in thousands)	2006
Sales	$ 222,022
Net earnings before amortization, interest and income taxes	7,083
Net earnings	2,668
Total assets	54,035
Total liabilities	27,039
Total equity	26,996

The transaction is subject to terms and conditions, including lease assignments, a defined capital expenditure limit on the cost of the Cayman Island store and related facilities and approval by Cost-U-Less, Inc. shareholders. Closing is expected to occur in mid-January 2008 provided all closing conditions have been satisfied.

- The Company has entered into an agreement to purchase Hita Supermarket located on the Island of Guam. The acquisition of the Hita Supermarket is part of the Company's South Pacific expansion plans. The acquisition is expected to be completed in January 2008.

- New Giant Tiger stores opened in Cranbrook, British Columbia on September 29, 2007 and in Saskatoon, Saskatchewan on November 17, 2007.

REORGANIZATION

On June 5, 2007, the Company completed the second step of its reorganization. The second step of the reorganization changes the flow of the earnings from the limited partnership to the Fund. The partnership units held by The North West Company Inc. were transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome has resulted in most of the Canadian pre-tax earnings flowing to the Fund.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.27 per unit to unitholders of record on December 31, 2007, distributable by January 15, 2008. The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2007 will continue to represent taxable income.

In determining the quarterly distributions, the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses. In addition to the $0.27 per unit distribution declared above, a special year-end distribution in an amount to be determined may be declared to unitholders of record on December 31, 2007 and distributable by February 22, 2008 if the taxable income of the Fund exceeds the cumulative distributions for the year.

OUTLOOK

The fourth quarter of 2007 will have three less days of operations compared to the fourth quarter of 2006 as a result of the change in year end in 2006 to adopt a fixed calendar quarter end. On a comparable days basis we believe the third quarter food sales trends will continue through the fourth quarter. General merchandise sales in Canada are being positively impacted by the distribution of IRSSA payments and this should continue through the fourth quarter and possibly the first quarter of next year. The disbursement of PFD cheques during the month of November has helped to continue to drive strong sales increases in Alaska and this should translate into higher fourth quarter results.

QUARTERLY RESULTS OF OPERATIONS

In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 will be different from 2006. The chart below reflects the number of days in each quarter. The fourth quarter of 2007 will have 92 days of operations compared to 95 days of operations in the fourth quarter last year. On an annual basis, 2007 will have 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
	92 days	91 days	92 days	91 days	89 days	91 days	95 days	91 days
($ in millions)	2007	2006	2007	2006	2007	2006	2006	2005
Sales	$255.7	$236.1	$256.4	$232.6	$234.4	$213.7	$262.5	$227.0
Trading profit	27.5	25.6	26.0	24.4	21.6	20.2	26.1	24.1
Net earnings	18.5	14.8	14.8	12.8	10.8	9.8	16.3	12.2
Net earnings per unit:								
Basic	0.39	0.31	0.31	0.27	0.23	0.21	0.34	0.25
Diluted	0.39	0.31	0.30	0.27	0.23	0.20	0.34	0.25

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of October 31, 2007 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended October 31, 2007 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2007

Financial Instruments – Recognition and Measurement, Hedges, Comprehensive Income and Equity

As described in Note 2 of the 2007 third quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3251, "Equity". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income which will be recorded as a component of equity. Comprehensive income includes changes in the cumulative currency translation adjustment account relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

The Company has adopted these new standards as of February 1, 2007 with the changes applied retroactively without restatement of comparative numbers, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 6 of the 2007 third quarter consolidated interim financial statements). Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

ACCOUNTING STANDARDS TO BE IMPLEMENTED IN 2008

The Canadian Institute of Chartered Accountants issued new accounting standards which apply to fiscal years beginning on or after October 1, 2007. Section 3862, Financial Instruments – Disclosures, describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance. The standard also requires disclosure of the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements existing handbook section 3855, Financial Instruments – Recognition and Measurement, section 3863, Financial Instruments – Presentation, and section 3865, Hedges.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing handbook section 3861, Financial Instruments – Disclosure and Presentation.

Section 1535, Capital Disclosure, establishes standards for disclosing information about a Company's capital to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

Section 3031, Inventories, establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. This standard replaces Section 3030 of the same title and is effective for fiscal years beginning on or after January 1, 2008.

The Company is currently evaluating the impact of these new accounting standards on the consolidated financial statements and will adopt the standards commencing in fiscal 2008.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Third Quarter		Year-to-Date	
($ in thousands)	2007	2006	2007	2006
Net earnings	$ 18,480	$ 14,835	$ 44,133	$ 37,361
Add: Amortization	6,514	6,404	19,560	19,396
Interest expense	1,797	1,707	5,005	5,031
Income taxes	663	2,658	6,343	8,435
Trading profit	$ 27,454	$ 25,604	$ 75,041	$ 70,223

For trading profit information by business segment, refer to Note 9 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	Third Quarter 2007	Third Quarter 2006	Year-to-Date 2007	Year-to-Date 2006
Cash flow from operating activities	$ 14,634	$ 16,217	$ 45,431	$ 49,656
Non-cash items:				
Change in other non-cash items	1,672	1,128	1,933	1,204
Change in non-cash working capital	8,185	3,372	16,240	4,864
Cash flow from operations	$ 24,491	$ 20,717	$ 63,604	$ 55,724

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to December 6, 2007.

Forward-Looking Statements
This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

THE NORTH WEST COMPANY

NEWS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND ANNOUNCES THIRD QUARTER EARNINGS AND A DISTRIBUTION

Winnipeg, December 6, 2007: North West Company Fund (the "Fund") today reported 2007 third quarter earnings of $18.5 million for the period ended October 31, 2007. The Fund also announces a quarterly distribution of $0.27 per unit to unitholders of record on December 31, 2007 and distributable by January 15, 2008.

Report to Unitholders

The North West Company Fund reports third quarter earnings to October 31, 2007 of $18.5 million, an increase of 24.6% over last year's third quarter earnings of $14.8 million. Diluted earnings per unit improved to $0.39 compared to $0.31 last year. The quarter had 92 days of operations compared to 91 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end.

Sales increased 8.3% to $255.7 million compared to the third quarter last year. On an equivalent 13-week basis, sales increased 7.2% and were up 4.7% on a same store basis excluding the foreign exchange impact of a stronger Canadian dollar. Strong food sales growth across all of our banners was the leading factor contributing to the sales increase in the quarter.

The Trustees have approved a quarterly distribution of $0.27 per unit to unitholders of record on December 31, 2007.

"Our Alaska retail and Canadian arctic shipping business were highlights in the third quarter," commented North West President & CEO, Edward Kennedy. "Canadian stores had sluggish back to school sales and then were hurt by warm fall weather. We've seen a rebound as winter has settled in and spending has picked up, in part also due to the distribution of Indian Residential School Settlement payments."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Third quarter consolidated sales increased 8.3% to $255.7 million compared to $236.1 million in 2006 and were up 10.2% excluding the foreign exchange impact of a stronger Canadian dollar. The quarter had 92 days of operations compared to 91 days last year as a result of changing the year end to January 31 and adopting a fixed calendar quarter end. On an equivalent 13-week basis, sales increased 7.2% and were up 4.7% on a same store basis excluding the foreign exchange impact. Food sales increased 7.5% and were up 5.4% on a same store basis excluding the foreign exchange impact. General merchandise sales improved by 10.7% as a result of new stores in Canada and strong sales growth in Alaska and were up 2.6% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 8.4% to $228.3 million and increased 11 basis points as a percentage to sales compared to the third quarter of 2006. On an equivalent 13-week basis, expenses increased approximately 7.4% with new and non-comparable store expenses accounting for approximately 69% of the increase. Higher costs related to recruitment and retention of store employees in Canada, energy related cost pressures in our remote U.S. and Canadian stores and higher debt loss in our Canadian operations contributed to continued pressures on the expense side of our business.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 7.2% to $27.5 million compared to $25.6 million in the third quarter last year. On an equivalent 13-week basis, trading profit increased 5.2% to $26.9 million and was 10.6% as a percentage of sales compared to 10.8% in the third quarter last year. Continued sales growth combined with gross profit rate improvements in our U.S. stores contributed to the trading profit dollar gain, offsetting higher expenses in the quarter. Income taxes decreased 75.1% to $663,000 due to lower income taxes in the Canadian operations resulting from the completion of the reorganization in the second quarter. The reorganization changes the flow of earnings from the limited partnership to the Fund such that the majority of the Canadian operations pre-tax earnings now flow to the Fund.

Net earnings increased $3.6 million or 24.6% to $18.5 million. Diluted earnings per unit improved to $0.39 compared to $0.31 last year.

Year-to-Date

Year-to-date sales increased 9.4% to $746.5 million compared to last year and were up 10.3% excluding the foreign exchange impact of a stronger Canadian dollar. There are 273 days of operations year-to-date in 2007 and in 2006. Same store sales increased 5.2% and were up 6.0% excluding the foreign exchange impact. Food sales increased 9.3% and were up 7.0% on a same store basis excluding the foreign exchange with all banners contributing to the sales gains. General merchandise sales were up 9.8% as a result of new stores in Canada and Alaska and were up 3.2% on a same store basis excluding the foreign exchange impact.

Cost of sales, selling and administrative expenses increased 9.7% to $671.4 million and increased 24 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 55% of the increase.

Trading profit increased 6.9% to $75.0 million compared to $70.2 million last year and was 10.1% as a percentage to sales compared to 10.3% as a percentage to sales last year. Sales growth across

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

all banners and gross profit gain in our U.S. stores were the leading factors contributing to the increase in trading profit dollars offsetting slightly lower gross profit rates in Canada and higher operating expenses. Income taxes decreased 24.8% to $6.3 million and decreased as a percentage of net earnings before tax to 12.6% compared to 18.4% last year as a result of the implementation of the limited partnership structure and completion of our reorganization. Net earnings increased 18.1% to $44.1 million from $37.4 million last year. Diluted earnings per unit improved to $0.92 compared to $0.78 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from Alaska by $0.01 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 11.0% to $211.9 million compared to $190.9 million last year. On an equivalent 13-week basis, sales increased 9.8% and were up 4.2% on a same store basis.

Food sales increased 10.9% in the quarter compared to last year and were up 5.3% on a same store basis. Food sales slowed with lower inflation and increased discount food competition facing our stores in urban markets and less remote locations. Beverages, snack foods, food service and tobacco generated the largest sales gains due to new items. General merchandise sales were up 12.3% over last year as a result of new stores but were up only 1.1% on a same store basis. The same store performance was a disappointment and reflected weak back to school sales which continued into the fall with unseasonably warm weather conditions. Overall our back to school program was not as compelling as it should have been in apparel, supplies and high growth categories like personal electronics. Deflationary pricing on merchandise purchased in U.S. dollars moderated sales growth in select food and general merchandise categories. This was offset by inflation in northern Canada at approximately 3%. New store opening costs and the underperformance of stores opened during the year was also a drag on performance.

Sales growth drove a 9.4% increase in gross profit dollars, net of a 45 basis points drop in gross profit rate compared to the third quarter last year. Targeted, market-driven price reductions in staple food categories, including dairy and bread continued to impact the gross profit rate in the quarter. Operating expense dollars increased 11.2% and were up five basis points as a percentage to sales compared to the third quarter last year. Higher employee recruitment, training and retention costs for store employees, continued energy related cost pressures in remote markets and higher debt loss were the leading factors contributing to the increase in expenses. Canadian trading profit increased 6.9% to $22.5 million or 10.6% of sales. On an equivalent 13-week basis, trading profit increased 5.0% and as a rate to sales was 10.5% compared to 11.0% in the third quarter last year.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 6.4% to $42.9 million compared to $40.3 million last year. On an equivalent 13-week basis, sales increased 5.2% and were up 7.4% on a same store basis. Strong retail food and general merchandise sales offset lower sales at AC's wholesale division Frontier Expeditors (FE).

Food sales including FE increased 4.9% compared to the third quarter last year and were up 5.9% on a same store basis. Sales gains were achieved in most categories with beverages, chilled foods and non-food grocery categories contributing the largest gains. General merchandise sales including FE were up 8.9% compared to last year and were up 14.6% on a same store basis as AC's retail stores benefited from higher Permanent Fund Dividend (PFD) paid by direct deposit to Alaska residents during the month of October. Alaska residents receiving their PFD by cheque are a larger percentage of AC's market and they are receiving their payments during the fourth quarter. FE's sales decline was largely due to the termination of an unprofitable electronics distributorship arrangement.

AC's gross profit dollars were up 9.2% as a result of sales gains and food gross profit rate improvements arising from a change in food distributors. Operating expense dollars increased 4.4% compared to the third quarter last year but decreased 48 basis points as a percentage to sales. Higher staff and energy costs were the leading factors contributing to the increase in operating expenses in the quarter. Trading profit increased 17.4% to $4.8 million. On an equivalent 13-week basis, trading profit dollars increased 14.9% and as a percentage of sales were 11.1% compared to 10.1% in the third quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .50:1 compared to .46:1 last year. The debt-to-equity at January 31, 2007 was .43:1.

Working capital decreased $30.5 million compared to last year as bank advances and short-term notes increased due to the $20.2 million principal repayment on long-term debt made June 15, 2007 and additional funds drawn for inventory purchases and capital expenditures. The increase in cash is due to higher cash balances to support financial services and higher cash balances in Alaska. The increase in inventory is due to new stores in Canada, additional inventory purchases for stores that receive their merchandise by sealift, the build up of transportation, home furnishings and electronics inventory to meet the expected demands resulting from the increase in the PFD in Alaska and the anticipated Indian Residential School Settlement Act (IRSSA) payments in Canada and the opening of a new third party managed distribution centre in Calgary, Alberta in the second quarter. The PFD and IRSSA driven inventory increases are temporary or seasonal in nature. The Calgary food distribution centre is expected to result in lower food inventory levels in our Winnipeg distribution centre, beginning in spring 2008. Accounts payable and accrued liabilities increased from the prior year due to additional inventory purchases.

Outstanding Units

The weighted average basic units outstanding for the quarter were 47,659,000 compared to 47,640,000 last year. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,412,000 compared to 48,395,000 last year. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $14.6 million from $16.2 million last year. The decrease in cash flows from operating activities is mainly due to the change in non-cash working capital largely resulting from an increase in inventories in the quarter compared to last year. Cash flow from operations[1] increased $3.8 million to $24.5 million due primarily to higher net earnings.

Cash used for investing activities in the quarter increased to $15.1 million from $8.2 million last year due to new stores opened in Canada and major renovation activity in existing stores.

Cash used for financing activities in the quarter was $2.3 million compared to $6.9 million last year. The Fund paid distributions of $13.1 million or $0.27 per unit an increase of 22.7% compared to $10.6 million or $0.22 per unit last year. Cash provided by bank advances and short-term notes in the quarter increased to $10.6 million from $4.5 million last year primarily due to the increase in

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

inventories and higher capital expenditures. The Canadian operation has available operating loan facilities of $130 million and the Alaskan operation has available operating loan facilities of US$15 million. At October 31, 2007, the Company had drawn $72.4 million on these facilities. The credit facilities contain covenants and restrictions including the requirement to meet certain financial ratios and financial condition tests. The financial covenants include a fixed charge coverage ratio, minimum current ratio, a leverage test and a minimum net worth test. At October 31, 2007, the Fund is in compliance with all covenants under these facilities. Current and forecasted debt levels are regularly monitored for compliance with debt covenants.

Capital expenditures for 2007, excluding the pending acquisition of Cost-U-Less, Inc. described in greater detail below, are expected to be in the range of $39 million to $43 million reflecting the planned opening of 10 new stores in Canada and Alaska, four new gas bars, pharmacy openings and major renovation activity in six stores. Cash flow from operations and funds available on existing credit facilities are expected to be sufficient to fund operating requirements, sustaining and growth-related capital expenditures, as well as all distributions for the year.

OTHER HIGHLIGHTS

- On August 27, 2007 the Company announced that it has entered into a definitive agreement to purchase all of the issued and outstanding shares of Cost-U-Less, Inc. (Nasdaq: CULS), a leading operator of mid-size warehouse format stores in remote island communities in Hawaii, the South Pacific and the Caribbean for US$52.2 million or US$11.75 per share in cash. Initially the acquisition will be financed through a combination of cash on hand and funds available on existing credit facilities. The acquisition of Cost-U-Less, Inc. is a strong strategic fit with the Company's positioning as a leading retailer in remote markets and is expected to leverage both the Company's and CUL's specialized capabilities in merchandising and supply chain management.

  The following table shows audited summary financial information for Cost-U-Less, Inc. for the fiscal year ending December 31, 2006:

(US $ in thousands)	2006
Sales	$ 222,022
Net earnings before amortization, interest and income taxes	7,083
Net earnings	2,668
Total assets	54,035
Total liabilities	27,039
Total equity	26,996

  The transaction is subject to terms and conditions, including lease assignments, a defined capital expenditure limit on the cost of the Cayman Island store and related facilities and approval by Cost-U-Less, Inc. shareholders. Closing is expected to occur in mid-January 2008 provided all closing conditions have been satisfied.

- The Company has entered into an agreement to purchase Hita Supermarket located on the Island of Guam. The acquisition of the Hita Supermarket is part of the Company's South Pacific expansion plans. The acquisition is expected to be completed in January 2008.

- New Giant Tiger stores opened in Cranbrook, British Columbia on September 29, 2007 and in Saskatoon, Saskatchewan on November 17, 2007.

REORGANIZATION

On June 5, 2007, the Company completed the second step of its reorganization. The second step of the reorganization changes the flow of the earnings from the limited partnership to the Fund. The partnership units held by The North West Company Inc. were transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome has resulted in most of the Canadian pre-tax earnings flowing to the Fund.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.27 per unit to unitholders of record on December 31, 2007, distributable by January 15, 2008. The determination to declare and make payable distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The Fund's distribution policy is to make distributions to unitholders equal to the taxable income of the Fund. Historically, distributions from the Fund represented taxable income and did not include a return of unitholder capital. Management believes distributions in 2007 will continue to represent taxable income.

In determining the quarterly distributions, the Trustees consider, among other factors, the seasonal variations in earnings inherent in the retail industry in order to maintain stable distributions throughout the year. On an annual basis, distributions are funded by cash flow from operations. Due to the seasonal nature of the retail business whereby income and cash flow is historically lower in the first quarter and higher in the fourth quarter distributions in a quarter may exceed cash flow from operations. The taxable income of the Fund is primarily based on an allocation of the taxable income of the North West Company LP less Fund expenses. In addition to the $0.27 per unit distribution declared above, a special year-end distribution in an amount to be determined may be declared to unitholders of record on December 31, 2007 and distributable by February 22, 2008 if the taxable income of the Fund exceeds the cumulative distributions for the year.

OUTLOOK

The fourth quarter of 2007 will have three less days of operations compared to the fourth quarter of 2006 as a result of the change in year end in 2006 to adopt a fixed calendar quarter end. On a comparable days basis we believe the third quarter food sales trends will continue through the fourth quarter. General merchandise sales in Canada are being positively impacted by the distribution of IRSSA payments and this should continue through the fourth quarter and possibly the first quarter of next year. The disbursement of PFD cheques during the month of November has helped to continue to drive strong sales increases in Alaska and this should translate into higher fourth quarter results.

QUARTERLY RESULTS OF OPERATIONS

In the 2006 fourth quarter the Company changed its year end from the last Saturday in January to January 31 and adopted a fixed calendar quarter end beginning in 2007. As a result of this change, the number of days of operations in each quarter in 2007 will be different from 2006. The chart below reflects the number of days in each quarter. The fourth quarter of 2007 will have 92 days of operations compared to 95 days of operations in the fourth quarter last year. On an annual basis, 2007 will have 365 days of operations compared to 368 days of operations in 2006. The following is a summary of selected quarterly financial information.

Operating Results-Consolidated

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
	92 days	91 days	92 days	91 days	89 days	91 days	95 days	91 days
($ in millions)	2007	2006	2007	2006	2007	2006	2006	2005
Sales	$255.7	$236.1	$256.4	$232.6	$234.4	$213.7	$262.5	$227.0
Trading profit	27.5	25.6	26.0	24.4	21.6	20.2	26.1	24.1
Net earnings	18.5	14.8	14.8	12.8	10.8	9.8	16.3	12.2
Net earnings per unit:								
Basic	0.39	0.31	0.31	0.27	0.23	0.21	0.34	0.25
Diluted	0.39	0.31	0.30	0.27	0.23	0.20	0.34	0.25

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

DISCLOSURE CONTROLS

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on an evaluation of the design of the Company's disclosure controls and procedures, the Company's Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are designed effectively as of October 31, 2007 to provide reasonable assurance that the information to be disclosed is recorded, summarized and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has designed the internal controls over financial reporting as of the end of the period covered by the interim filings, and believes the design is sufficient to provide such reasonable assurance. All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be designed effectively can only provide reasonable assurance with respect to financial reporting. There have been no changes in the internal controls over financial reporting during the quarter ended October 31, 2007 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

ACCOUNTING STANDARDS IMPLEMENTED IN 2007

Financial Instruments – Recognition and Measurement, Hedges, Comprehensive Income and Equity

As described in Note 2 of the 2007 third quarter consolidated interim financial statements, the Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3251, "Equity". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive income which will be recorded as a component of equity. Comprehensive income includes changes in the cumulative currency translation adjustment account relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

The Company has adopted these new standards as of February 1, 2007 with the changes applied retroactively without restatement of comparative numbers, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 6 of the 2007 third quarter consolidated interim financial statements). Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000.

ACCOUNTING STANDARDS TO BE IMPLEMENTED IN 2008

The Canadian Institute of Chartered Accountants issued new accounting standards which apply to fiscal years beginning on or after October 1, 2007. Section 3862, Financial Instruments – Disclosures, describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance. The standard also requires disclosure of the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements existing handbook section 3855, Financial Instruments – Recognition and Measurement, section 3863, Financial Instruments – Presentation, and section 3865, Hedges.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing handbook section 3861, Financial Instruments – Disclosure and Presentation.

Section 1535, Capital Disclosure, establishes standards for disclosing information about a Company's capital to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

Section 3031, Inventories, establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. This standard replaces Section 3030 of the same title and is effective for fiscal years beginning on or after January 1, 2008.

The Company is currently evaluating the impact of these new accounting standards on the consolidated financial statements and will adopt the standards commencing in fiscal 2008.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Third Quarter		Year-to-Date	
($ in thousands)	2007	2006	2007	2006
Net earnings	$ 18,480	$ 14,835	$ 44,133	$ 37,361
Add: Amortization	6,514	6,404	19,560	19,396
Interest expense	1,797	1,707	5,005	5,031
Income taxes	663	2,658	6,343	8,435
Trading profit	$ 27,454	$ 25,604	$ 75,041	$ 70,223

For trading profit information by business segment, refer to Note 9 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

	Third Quarter		Year-to-Date	
($ in thousands)	2007	2006	2007	2006
Cash flow from operating activities	$ 14,634	$ 16,217	$ 45,431	$ 49,656
Non-cash items:				
Change in other non-cash items	1,672	1,128	1,933	1,204
Change in non-cash working capital	8,185	3,372	16,240	4,864
Cash flow from operations	$ 24,491	$ 20,717	$ 63,604	$ 55,724

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to December 6, 2007.

Forward-Looking Statements

This Quarterly Report, including Management's Discussion & Analysis (MD&A), contains forward-looking statements about the North West Company Fund (Fund), including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional future financial performance (including sales, earnings or growth rates), ongoing business strategies or prospects, and possible future Fund action, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Fund, economic factors and the retail industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Fund due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulations and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Fund's ability to complete strategic transactions and integrate acquisitions and the Company's success in anticipating and managing the foregoing risks. The reader is cautioned that the foregoing list of important factors is not exhaustive. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

The North West Company is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. North West has annualized revenue of approximately Cdn. $1 billion and operates 208 stores under a number of trading names including Northern, NorthMart, Giant Tiger, and AC Value Center, while providing catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

-30-

For more information contact:

Edward Kennedy, President and CEO, The North West Company
phone 204-934-1482; fax 204-934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President and CFO, The North West Company
phone 204-934-1503; fax 204-934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance and Secretary, The North West Company
Phone 204-934-1397; fax 204-934-1455; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	**October 31 2007**	October 28 2006	January 31 2007
ASSETS			
Current assets			
Cash	**$ 25,719**	$ 21,748	$ 22,100
Accounts receivable	**60,541**	65,519	69,208
Inventories	**152,233**	135,814	128,455
Prepaid expenses	**3,537**	4,507	3,693
Future income taxes	**2,192**	2,405	2,708
Total Current Assets	**244,222**	229,993	226,164
Property and equipment	**192,399**	183,388	189,599
Other assets	**20,187**	19,462	19,690
Future income taxes	**7,626**	6,235	6,416
Total Assets	**$ 464,434**	$ 439,078	$ 441,869
LIABILITIES			
Current liabilities			
Bank advances and short-term notes (Note 3)	**$ 72,409**	$ 31,558	$ 21,581
Accounts payable and accrued liabilities	**73,565**	68,689	77,624
Income taxes payable	**5,636**	4,197	3,287
Financial derivative instruments	**6,014**	-	-
Current portion of long-term debt	**11,791**	20,274	20,291
Total Current Liabilities	**169,415**	124,718	122,783
Long-term debt	**38,102**	63,039	65,631
Other long-term liabilities	**1,566**	1,356	1,425
Total Liabilities	**209,083**	189,113	189,839
EQUITY			
Capital	**165,205**	165,205	165,205
Unit purchase loan plan (Note 4)	**(12,441)**	(11,582)	(11,493)
Contributed surplus (Note 5)	**970**	-	383
Retained earnings	**100,536**	92,435	93,253
Accumulated other comprehensive income (Note 6)	**1,081**	3,907	4,682
Total Equity	**255,351**	249,965	252,030
Total Liabilities and Equity	**$ 464,434**	$ 439,078	$ 441,869

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	92 Days Ended October 31 2007 (Note 1)	91 Days Ended October 28 2006 (Note 1)	273 Days Ended October 31 2007 (Note 1)	273 Days Ended October 28 2006 (Note 1)
SALES	$ 255,715	$ 236,082	$ 746,480	$ 682,415
Cost of sales, selling and administrative expenses	(228,261)	(210,478)	(671,439)	(612,192)
Net earnings before amortization, interest and income taxes	27,454	25,604	75,041	70,223
Amortization	(6,514)	(6,404)	(19,560)	(19,396)
	20,940	19,200	55,481	50,827
Interest	(1,797)	(1,707)	(5,005)	(5,031)
	19,143	17,493	50,476	45,796
Provision for income taxes	(663)	(2,658)	(6,343)	(8,435)
NET EARNINGS FOR THE PERIOD	$ 18,480	$ 14,835	$ 44,133	$ 37,361
Retained earnings, beginning of period as previously reported	95,118	88,243	93,253	83,133
Accounting policy changes (Note 2)	-	-	(83)	-
Retained earnings, as restated	95,118	88,243	93,170	83,133
Distributions (Note 8)	(13,062)	(10,643)	(36,767)	(28,059)
RETAINED EARNINGS, END OF PERIOD	$ 100,536	$ 92,435	$ 100,536	$ 92,435
NET EARNINGS PER UNIT				
Basic	$ 0.39	$ 0.31	$ 0.93	$ 0.79
Diluted	$ 0.39	$ 0.31	$ 0.92	$ 0.78
Weighted Average Number of Units Outstanding (000's)				
Basic	47,659	47,640	47,632	47,540
Diluted	48,412	48,395	48,408	48,385

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, $ in thousands)	92 Days Ended October 31 2007 (Note 1)	91 Days Ended October 28 2006 (Note 1)	273 Days Ended October 31 2007 (Note 1)	273 Days Ended October 28 2006 (Note 1)
NET EARNINGS	$ 18,480	$ 14,835	$ 44,133	$ 37,361
Unrealized losses on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	(1,977)	(137)	(3,601)	(293)
Other comprehensive loss (Note 6)	(1,977)	(137)	(3,601)	(293)
COMPREHENSIVE INCOME	$ 16,503	$ 14,698	$ 40,532	$ 37,068

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	92 Days Ended October 31 2007 (Note 1)	91 Days Ended October 28 2006 (Note 1)	273 Days Ended October 31 2007 (Note 1)	273 Days Ended October 28 2006 (Note 1)
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 18,480	$ 14,835	$ 44,133	$ 37,361
Non-cash items				
Amortization	6,514	6,404	19,560	19,396
Future income taxes	(515)	(574)	(1,242)	(1,162)
Unit purchase loan plan compensation (Note 5)	-	-	587	-
Amortization of deferred financing costs	47	47	140	140
(Gain) Loss on disposal of property and equipment	(35)	5	426	(11)
	24,491	20,717	63,604	55,724
Change in non-cash working capital	(8,185)	(3,372)	(16,240)	(4,864)
Change in other non-cash items	(1,672)	(1,128)	(1,933)	(1,204)
Operating activities	14,634	16,217	45,431	49,656
Investing Activities				
Business acquisition	-	-	-	(5,577)
Purchase of property and equipment	(15,145)	(8,251)	(30,047)	(19,080)
Proceeds from disposal of property and equipment	51	9	184	76
Investing activities	(15,094)	(8,242)	(29,863)	(24,581)
Financing Activities				
Change in bank advances and short-term notes	10,647	4,468	50,828	4,521
Net repayments (purchases) under unit purchase loan plan	103	(703)	(948)	(1,617)
Repayment of long-term debt	(18)	(20)	(20,224)	(60)
Distributions (Note 8)	(13,062)	(10,643)	(41,605)	(28,059)
Financing activities	(2,330)	(6,898)	(11,949)	(25,215)
NET CHANGE IN CASH	$ (2,790)	$ 1,077	$ 3,619	$ (140)
Cash, beginning of period	28,509	20,671	22,100	21,888
CASH, END OF PERIOD	$ 25,719	$ 21,748	$ 25,719	$ 21,748
Supplemental disclosure of cash paid for:				
Interest expense	$ 724	$ 371	$ 4,577	$ 3,640
Income taxes	$ 1,657	$ 3,726	$ 5,130	$ 9,188

See accompanying notes to consolidated financial statements.

North West Company Fund 2007 Third Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2006 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2006 Management's Discussion & Analysis and Consolidated Financial Statements report. All amounts are expressed in Canadian dollars unless otherwise noted.

The Fund has adopted a fixed fiscal year end of January 31 and accordingly has adopted a fixed calendar quarter end of October 31. The 2007 third quarter has 92 days of operations compared to 91 days in the third quarter last year and the year-to-date has 273 days of operations consistent with last year.

2. Accounting Policy Changes

Financial Instruments - Recognition and Measurement, Financial Instruments - Disclosure and Presentation, Hedges, Comprehensive Income and Equity

Effective February 1, 2007 the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) section 3855 Financial Instruments - Recognition and Measurement; section 3861 Financial Instruments - Disclosure and Presentation; section 3865 Hedges; section 1530 Comprehensive Income; and section 3251 Equity. These changes in accounting policy have been applied retroactively without restatement of comparative financial statements, with the exception of the reclassification of the cumulative currency translation adjustments account to accumulated other comprehensive income (Note 6) in accordance with the transitional provisions. Upon adoption of these accounting standards, the Company recorded a decrease in opening retained earnings of $83,000 net of tax.

The Company initially recognizes all financial assets, financial liabilities and derivatives on the balance sheet at fair value. Subsequent to initial recognition, financial assets are measured at either cost, amortized cost or fair value depending on the type of instrument and any optional designations by the Company. Financial liabilities are subsequently measured at amortized cost or at fair value if they are classified as held for trading purposes. Derivative financial instruments are measured at fair value even when they are part of a hedging relationship.

The Company has cross currency and interest rate swap derivative instruments designated as fair value hedges that qualify for hedge accounting and as such, the derivatives are documented and subjected to hedge effectiveness testing on a quarterly basis. To the extent that the hedging relationship is effective, a gain or loss arising from the hedged item in a fair value hedge adjusts the carrying value of the hedged item and is reflected in earnings, offset by a change in fair value of the underlying derivative. Any change in fair value of derivatives that do not qualify for hedge accounting is reported in earnings. The Company has designated a portion of the U.S. denominated senior notes in the amount of US$43 million as a hedge against the net investment in self-sustaining Alaskan operations. The gain or loss on the hedge of the net investment in Alaskan operations is accumulated in other comprehensive income and subsequently recognized in earnings when the hedged item affects earnings.

Section 3855 requires that derivatives embedded in financial and non-financial contracts be separated from the host contract and accounted for separately if certain conditions are met. In accordance with the transitional requirements of the standard, the Company has performed a search for embedded derivatives in contracts existing as of January 31, 2007 that were entered into after February 1, 2004. This requirement had no impact on the Company's financial statements.

The following table presents the carrying amount and the fair value of the Company's financial instruments. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices when available. However, when financial instruments lack an available trading market, fair value is determined using management's estimates and is calculated using market factors for instruments with similar characteristics and risk profiles. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

	Assets (Liabilities) Carried at Cost/Amortized Cost		Assets (Liabilities) Carried at Fair Value
As at October 31, 2007 ($ in thousands)	Carrying Value	Fair Value	Carrying Value
Cash	$ 25,719	$ 25,719	$ -
Accounts receivable	60,541	60,541	-
Financial assets included in other assets	4,727	4,727	-
Bank advances and short-term notes	(72,409)	(72,409)	-
Accounts payable and accrued liabilities	(73,565)	(73,565)	-
Financial derivative instruments	-	-	(6,014)
Current portion of long-term debt	(11,791)	(11,791)	-
Long-term debt	(38,102)	(38,592)	-

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments:

- The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents, accounts receivable, bank and other loans, accounts payable and accrued liabilities, and the current portion of financial derivative instruments.
- The fair value of long-term debt with fixed interest rates is estimated by discounting the expected future cash flows using the risk-free interest rate on an instrument with similar terms adjusted for an appropriate risk premium for the Company's credit profile.
- Derivatives are valued based on closing market quotations.

As a result of adopting these new accounting standards, the Company recorded an interest expense of $49,000 and a foreign exchange loss of $142,000 which is included in cost of sales, selling, and administrative expenses on the Company's consolidated statements of earnings for the 92 days ended October 31, 2007. For the 273 days ended October 31, 2007, the Company recorded a credit to interest expense of $89,000 and a foreign exchange loss of $251,000.

Risk Management

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, a system of internal and disclosure controls and sound operating practices. The Company manages exposure to interest rate risk and foreign currency risk on borrowings by using a combination of interest rate swaps, a mixture of fixed and floating rates and cross currency swaps. The Company is exposed to credit risk, primarily in relation to credit card accounts and accounts receivable from First Nations governments. The Company manages credit risk by performing regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

3. Bank Advances and Short-Term Notes

The Canadian operation has available operating loan facilities of $130 million at interest rates ranging from Bankers Acceptances to prime. These facilities are secured by a floating charge against the assets of the Company on a pari passu basis with the senior note holders. As at October 31, 2007, the Company had drawn $72,409,000 (October 28, 2006 - $30,930,000) on the facilities.

The Alaskan operation has available an operating loan facility of US$15 million at an interest rate of prime minus 0.25% secured by a floating charge against the assets of the Company. As at October 31, 2007, the Alaskan operation had no outstanding amount drawn on the facility (October 28, 2006 - US$560,000).

4. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 719,302 units (2006 - 752,704) of the Fund with a quoted value at October 31, 2007 of $15,674,000 (2006 - $13,413,000). Loans receivable at October 31, 2007 of $12,441,000 (2006 - $11,582,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans receivable under the plan is currently limited to $15,000,000.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Security Based Compensation

Deferred Unit Plan

The Fund has adopted the fair value method of accounting for security based compensation for the Trustee Deferred Unit Plan. The deferred unit plan compensation expense recorded for the 92 days ended October 31, 2007 is $113,000 (91 days ended October 28, 2006 - $113,000) and for 273 days ended October 31, 2007 is $428,000 (273 days ended October 28, 2006 - $232,000). The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at October 31, 2007 is 37,976 (2006 - 21,364). There were no deferred units settled in cash during the period.

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 4). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the Canadian Institute of Chartered Accountants handbook.

There were no compensation costs related to the unit purchase loan plan for the 92 days ended October 31, 2007 (91 days ended October 28, 2006 - $0) and for the 273 days ended October 31, 2007 is $587,000 (273 days ended October 28, 2006 - $0) with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised. The units are pledged as security against the loan and cannot be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security. The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

Expected life	3 to 5 years
Risk-free interest rate	4.2%
Expected volatility	25.7%

6. Accumulated other comprehensive income ($ in thousands)

	October 31 2007	October 28 2006	January 31 2007
Balance, beginning of period as previously reported	$ -	$ -	$ -
Unrealized gains (losses) on translation of financial statements from a self sustaining operation in U.S. dollar functional currency to Canadian dollar reporting currency	4,682	4,200	4,200
Restated balance, beginning of period	4,682	4,200	4,200
Other comprehensive income (loss)	(3,601)	(293)	482
Accumulated other comprehensive income, end of period	1,081	3,907	4,682
Retained earnings, end of period	100,536	92,435	93,253
Total accumulated other comprehensive income and retained earnings	$ 101,617	$ 96,342	$ 97,935

Accumulated other comprehensive income represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations.

7. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the 92 days ended October 31, 2007 is $850,000 (91 days ended October 28, 2006 - $900,000) and for the 273 days ended October 31, 2007 is $2,850,000 (273 days ended October 28, 2006 - $2,700,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the 92 days ended October 31, 2007 of US$56,000 (91 days ended October 28, 2006 - US$48,000) and for the 273 days ended October 31, 2007 is US$149,000 (273 days ended October 28, 2006 - US$130,000).

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Distributions

The declaration of distributions from the Fund is subject to the terms of the Fund's Declaration of Trust and the discretion of the Board of Trustees. The distributions paid in cash for the 92 days ended October 31, 2007 is $13,062,000 (91 days ended October 28, 2006 - $10,643,000) and for the 273 days ended October 31, 2007 is $41,605,000 (273 days ended October 28, 2006 - $28,059,000). Distributions recorded in retained earnings year-to-date are $36,767,000. The distributions paid in cash year-to-date of $41,605,000 includes a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006.

9. Segmented Information ($ in thousands)

The Company operates within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	92 Days Ended October 31 2007 (Note 1)	91 Days Ended October 28 2006 (Note 1)	**273 Days Ended October 31 2007 (Note 1)**	273 Days Ended October 28 2006 (Note 1)
Sales				
Canada	**$ 211,867**	$ 190,917	**$ 614,359**	$ 553,491
Alaska	**43,848**	45,165	**132,121**	128,924
Total	**$ 255,715**	$ 236,082	**$ 746,480**	$ 682,415
Net earnings before amortization, interest and income taxes				
Canada	**$ 22,501**	$ 21,039	**$ 61,866**	$ 58,083
Alaska	**4,953**	4,565	**13,175**	12,140
Total	**$ 27,454**	$ 25,604	**$ 75,041**	$ 70,223
Net earnings before interest and income taxes				
Canada	**$ 16,898**	$ 15,608	**$ 45,250**	$ 41,565
Alaska	**4,042**	3,592	**10,231**	9,262
Total	**$ 20,940**	$ 19,200	**$ 55,481**	$ 50,827
Identifiable Assets				
Canada	**$ 326,056**	$ 301,182	**$ 326,056**	$ 301,182
Alaska	**57,611**	63,654	**57,611**	63,654
Total	**$ 383,667**	$ 364,836	**$ 383,667**	$ 364,836

10. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

11. Subsequent Event

On August 27, 2007 the Company announced that it has entered into a definitive agreement to purchase all of the issued and outstanding shares of Cost-U-Less, Inc. (Nasdaq CULS), a leading operator of mid-size warehouse format stores in remote island communities in Hawaii, the South Pacific and the Caribbean for US$52.2 million or US$11.75 per share in cash. The acquisition will be financed through a combination of cash on hand and funds available on existing credit facilities. The acquisition of Cost-U-Less, Inc. will strengthen the Company's position as a leading retailer in remote markets and will leverage the Company's specialized capabilities in merchandising and supply chain management.

The following table shows summary financial information for Cost-U-Less, Inc. for the fiscal year ending December 31, 2006:

(US $ in thousands)		2006
Sales	$	222,022
Net earnings before amortization, interest and income taxes		7,083
Net earnings		2,668
Total assets		54,035
Total liabilities		27,039
Total equity		26,996

The transaction is subject to terms and conditions, including lease assignments, a defined capital expenditure limit on the cost of the Cayman Island store and related facilities and approval by Cost-U-Less, Inc. shareholders. Closing is expected to occur in mid-January 2008 provided all closing conditions have been satisfied.

12. Future Accounting Standards

The CICA issued new accounting standards which apply to fiscal years beginning on or after October 1, 2007:

Financial Instruments - Disclosures

Section 3862 describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance. The standard also requires disclosure of the nature and extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. This section complements existing handbook section 3855, Financial Instruments - Recognition and Measurement, section 3861, Financial Instruments - Disclosure and Presentation, and section 3865 Hedges.

Financial Instruments - Presentation

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing handbook section 3861, Financial Instruments - Disclosure and Presentation.

Capital Disclosure

Section 1535 establishes standards for disclosing information about a Company's capital to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

Inventories

Section 3031 issued in June 2007 establishes new standards on the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The cost of inventories include the cost to purchase and other costs incurred in bringing the inventories to their present location. The new standard also requires additional disclosures regarding the accounting policies used in measuring the inventories, the carrying value of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of write-downs recognized in the period.

The Company is currently evaluating the impact of these new standards on the consolidated financial statements and will adopt these standards commencing in fiscal 2008.

13. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

END